Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone: 949/673-4510	Fax: 949/673-4525

January 30, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Attn: Justin Kisner

Washington, D.C. 20549

RE:        First Rate Staffing Corporation

Amendment No. 1 to Form 10-K for the Year Ended December 31, 2013

Filed May 30, 2014

Form 8-K

Filed February 14, 2014

File No. 000-54427

Dear Mr. Kisner:

Please find attached for filing with the Securities and Exchange Commission (the “Commission”) an amendment to the Form 8-K referenced above for First Rate Staffing Corporation (the “Company”).

The following responses address the comments of the reviewing staff of the Commission as set forth in the comment letter dated June 6, 2014 (the “Comment Letter”). The comments and our responses below are sequentially numbered (based on the numbering sequence and text of the comments issued per the Comment Letter) and the answers herein refer to each of the comments by number and by citing if the response (if applicable) thereto results in revisions being made to the Form 8-K. As we understand it, there are no additional revisions needed for the Form 10-K/A (which was last amended and re-filed on May 30, 2014).

Form 8-K filed February 14, 2014

1. We note that the acquisition of Loyalty Staffing Services is significant. Amend this Form 8-K to include the audited financial statements of Loyalty Staffing Services, and pro forma financial information reflecting this acquisition as required by Rule 8-04(b) and 8-05, respectively, of Regulation S-X.

Response: The Company has made revisions to the Form 8-K and is including additional financial information as an attachment to the Form 8-K, including the audited financial statements of Loyalty Staffing Services.

If you have any questions or concerns, please do not hesitate to contact Lee W. Cassidy at (949) 673-4510 or the undersigned at (310) 709-4338. In addition, we request in the future that electronic copies of any comment letters or other correspondence from the Commission sent to the Company also be simultaneously copied to both lwcassidy@aol.com and tony@tonypatel.com.

Sincerely,

/s/ Anthony A. Patel
Anthony A. Patel, Esq.
Cassidy & Associates

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